SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

 (Amendment No. 2)

REGENERON PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75886F 10 7

(CUSIP Number)

December 31, 2002

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 75886F 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,665,289
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,665,289
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,289
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 13 pages

CUSIP No. 75886F 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,665,289
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,665,289
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,289
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 13 pages

CUSIP No. 75886F 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,665,289
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,665,289
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,289
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 13 pages

CUSIP No. 75886F 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,665,289
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,665,289
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,289
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 13 pages

CUSIP No. 75886F 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,400
	6	SHARED VOTING POWER 3,334,935
	7	SOLE DISPOSITIVE POWER 3,400
	8	SHARED DISPOSITIVE POWER 3,334,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,335
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 13 pages

CUSIP No. 75886F 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 250
	6	SHARED VOTING POWER 3,334,935
	7	SOLE DISPOSITIVE POWER 250
	8	SHARED DISPOSITIVE POWER 3,334,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,335,185
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 7 of 13 pages

Item 1(a)	Name of Issuer: Regeneron Pharmaceuticals, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: 777 Old Saw Mill River Road Tarrytown, New York 10591-6707
Item 2(a)	Name of Person Filing:

                This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

                The addresses of the reporting persons are as follows:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	Mentor Partners, L.P. 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021
Julian C. Baker	655 Madison Avenue New York, New York 10021
Felix J. Baker	655 Madison Avenue New York, New York 10021

Page 8 of 13 pages

Item 2(c)	Citizenship:

                Each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker is a United States citizen.

Item 2(d)	Title of Class of Securities:

                Common stock, par value $0.001 par value (the “Common Stock”)

Item 2(e)	CUSIP Number:

                75886F 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 9 of 13 pages

Item 4.	Ownership.

                Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

                Set forth in the table below is the aggregate number of shares of Common Stock, including shares of Common Stock issuable upon conversion of 5.50% Convertible Senior Subordinated Notes due 2008, owned as of the date hereof by each of the following persons and entities, together with the percentage of the outstanding shares of Common Stock owned by each such person or entity assuming conversion by such person or entity but not by any other person or entity of the Convertible Senior Subordinated Notes owned by such person or entity, and by all of such persons and entities as a group.

Name	Number of Shares	Percent of Class Outstanding (1)
Four Partners	1,500,000	3.6%
Andrew H. Tisch (2)	165,289	0.4%
Daniel R. Tisch (2)	165,289	0.4%
James S. Tisch (2)	165,289	0.4%
Thomas J. Tisch (2)	165,289	0.4%
Baker/Tisch Investments, L.P.	301,673	0.7%
Baker Bros. Investments, L.P.	186,523	0.4%
Baker Bros. Investments II, L.P.	146,623	0.4%
Baker Biotech Fund I, L.P.	1,023,620	2.5%
Baker Biotech Fund II, L.P.	1,649,996	3.9%
FBB Associates	26,500	0.1%
Julian C. Baker	3,400	0.0%
Felix J. Baker	250	0.0%
Total	5,499,741	12.8%
(1)	The percentages set forth in the table above are based on 41,535,710 shares of Common Stock outstanding at October 31, 2002, as reported in the Form 10-Q of the Issuer for the quarter ended September 30, 2002, and on a conversion price of $30.25 for the Convertible Senior Subordinated Notes.

(2)	Includes shares held by a trust in which the Reporting Person is the trustee or beneficiary and has voting or investment control over the shares of Common Stock held by such trust.

Page 10 of 13 pages

                The following persons may be regarded as beneficial owners of the shares listed above for the reasons listed below:

(1)	By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of securities owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

(2)	By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of securities owned by Four Partners and power to dispose or direct the disposition of securities owned by Four Partners.

(3)	Julian C. Baker and Felix J. Baker, by virtue of their ownership of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P., and Baker Biotech Fund II, L.P., may each be deemed to be beneficial owners of securities owned by such entities and may each be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may each be deemed to be beneficial owners of securities owned by FBB Associates and to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities.

Item 5.	Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                N/A

Page 11 of 13 pages

Item 8.	Identification and Classification of Members of the Group.

                N/A

Item 9.	Notice of Dissolution of Group.

                N/A

Item 10.	Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 12, 2003
/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James J. Tisch

James J. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch
/s/ Julian C. Baker

Julian C. Baker
/s/ Felix J. Baker

Felix J. Baker

Page 12 of 13 pages

AGREEMENT

                In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock, $0.001 par value per share, of Regeneron Pharmaceuticals, Inc., is being filed with the Securities and Exchange Commission on behalf of each of them.

February 12, 2003

/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James J. Tisch

James J. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch
/s/ Julian C. Baker

Julian C. Baker
/s/ Felix J. Baker

Felix J. Baker

Page 13 of 13 pages